299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

February 8, 2019

Kate McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

Washington, D.C.  20549

Re:MinMax Spaces

Registration Statement on Form 1-A

File No. 024-10882

Dear Ms. McHale:

We are in receipt of your comment letter dated February 4, 2019, regarding the Registration Statement (“Registration Statement”) on form 1-A filed by MinMax Spaces (the “Company”).  This letter sets forth the Company’s responses to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the second amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

1-A Offering as Amended on December 13, 2018

Management Projections, page 25

1. Please describe the letters of intent and business opportunities underlying your projections in greater detail.

We have revised the disclosure to provide that these letters of intent are non-binding and include indications of interest or non-binding commitments from various potential customers, including the following:

The Company has been networking with local, state, and federal agencies. In March of 2018, the Company was invited to attend the Housing and Urban Development (HUD) planning conference in Washington DC.  At this conference, members of HUD made representations to us regarding possible contracts for our MinMax Spaces building concepts in Texas, Florida, and Puerto Rico as a result of hurricane devastation.

Based upon these representations from HUD leadership, we began having meetings with city and state managers and planners in the Corpus Christi area of Texas for us to participate in hurricane Harvey recovery projects. Subject to our ability to finance and execute on our business plan and place models as a proof of concept, we have further in several locations from city managers and commissioners.

In addition, the Company is working with HOPE Collaborators, LLC, a project manager who has provided us a letter of intent, to develop one parcel of up to 30 acres, on a 99-year lease from Corpus Christi, Texas, for up to 50 units averaging approximately 1000 ft² per unit and estimated at $200 per square foot which would provide revenue in excess of the $8 million dollars we have projected for 2019.

In Tennessee we are working with a tire plant that needs work force housing in the multiple hundreds of units. We believe upon winning the contracts in Texas, as a proof of concept, would result in even more sales in 2019 in Texas and Tennessee.

We have also been in negotiation with several church and non-profit organizations for the development of senior and other ministry related housing. For example, in Columbus Ohio, the Zion church has indicated that they would develop a 35-acre parcel into approximately fifty 800 ft² Senior housing units. We expect these would sell for the same $200 per square foot. While the $200 per square foot seems high for normal housing, we have evidenced in this offering, tiny houses go for nearly twice that per square foot.

While there can be no guarantee that we would win any of these contracts, we have obtained verbal agreements with numerous projects such as those described above that will help us to meet our revenue projections.  We continue to bid projects and develop multiple suppliers to reduce risk.

Part III - Exhibits, page F-14

2. We note that Exhibit 11.1, Consent of Independent Auditor, was filed previously.  Given the amount of time that has passed since your auditor provided this consent and the audit opinion has been updated since that time, please provide a currently dated consent from your independent auditor.

We have included an updated consent from our Auditor as Exhibit 11.1.

Upon clearing comments and qualification, we respectfully request an effective date of 9:00 a.m. eastern time, February 19, 2019.  Thank you for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

/s/ J. Martin Tate

J. Martin Tate, Esq.

CARMAN LEHNHOF ISRAELSEN